Mark E. Stephan
Executive Vice President and Chief Financial Officer

September 27, 2005

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Mediacom Broadband LLC/Mediacom Broadband Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 31, 2005

Form 10-Q for Fiscal Quarter Ended June 30, 2005

File No. 333-72440/3333-72440-1
Dear Mr. Spirgel:
In connection with the Staff’s comment letter dated September 9, 2005, concerning the above referenced Forms 10-K and 10-Q of Mediacom Broadband LLC and Mediacom Broadband Corporation, and our telephone conversation with Bob Carroll on September 13, 2005, we are filing herewith, via EDGAR, our responses to your comments.
Form 10-K
Consolidated Balance Sheets, page 55
1.      Revise your presentation to comply with paragraph 43 of SFAS No. 142.
Response:
In all future filings beginning with Form 10-Q for the quarter ended September 30, 2005 of Mediacom Broadband LLC/Mediacom Broadband Corporation, goodwill will be presented as a separate line item in the statement of financial position.
Mediacom Communications Corporation
100 Crystal Run Road · Middletown, NY 10941 · 845-695-2600 · Fax 845-695-2639

Mr. Larry Spirgel
Securities and Exchange Commission
September 27, 2005

Note 4. Intangible Assets, page 64
2.      Your title following EITF 02-7 is not correct. Please revise.
Response:
In all future filings beginning with Form 10-Q for the quarter ended September 30, 2005 of Mediacom Broadband LLC/Mediacom Broadband Corporation we will correct the title of EITF 02-7.
3.      We note that you have identified your units of accounting as your cable system clusters. Provide us with more details of how you identified your units of accounting and include a detailed analysis of EITF 02-7.
Response:
Mediacom Broadband LLC (the “Company”) acquired cable systems principally located in Illinois, Iowa, Missouri and Georgia in June and July of 2001 from AT&T Broadband. Through these acquisitions, the Company acquired approximately 380 franchises granted by local governmental authorities.
In accordance with EITF 02-7, “Unit of Accounting for Testing Impairment of Indefinite–Lived Intangible Assets”, we determined that the Company has a single unit of accounting for testing impairment of its franchise value based on the following indicators:
-      The franchises were purchased together to enhance the Company's business operations and were recorded as a single asset.
-      The Company's cable systems are not operated or engineered to deliver services to an individual cable franchise, but instead the cable systems are interconnected by way of a fiber network which relies on transmission facilities that distribute its products and services to customers located in multiple franchises.
-      The franchises, when grouped together, represent the highest and best use of the assets. Upon the potential sale of the cable systems, the highest price would be achieved by bundling the underlying franchise assets together. Additionally, the Company does not typically purchase or sell any franchises on an individual basis or contemplate doing so in the near future.

Mr. Larry Spirgel
Securities and Exchange Commission
September 27, 2005

Based on our review of the indicators as described in EITF 02-7, we believe that the Company's franchise assets are properly combined to adequately test for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.
The Company hereby acknowledges the following:
•        The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•        Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•        The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In the event the Staff has further comments concerning the matters contained in this letter, we request that such comments be addressed to the undersigned at 845-695-2640.
Respectfully,
Mark E. Stephan
Executive Vice President and
Chief Financial Officer

cc:	Bob Carroll
Kyle Moffatt